

10012960

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 0-50801

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the Plan's most recent financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

APPENDIX I
FINANCIAL STATEMENTS

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2009

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN
E.I.N. 06-0591470 PLAN NUMBER 002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS:

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS		
Investments, participant directed, at fair value:		
Shares of registered investment companies (Note 3)	$ 5,224,796	$ 3,674,025
SI Financial Group, Inc. common stock (Note 3)	1,104,642	1,079,340
Interest-bearing cash (Note 3)	1,313,740	1,036,853
Participant loans	373,527	327,977
Total investments	8,016,705	6,118,195
Net assets available for benefits	$ 8,016,705	$ 6,118,195

See accompanying notes to financial statements.

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2009

Additions to net assets attributed to:	
Investment activity:	
Net appreciation in fair value of investments (Note 3)	$ 1,060,925
Interest and dividends	28,944
	1,089,869
Contributions:	
Participants'	784,563
Employer	263,258
	1,047,821
Total additions	2,137,690
Deductions from net assets attributed to:	
Distributions paid to participants	222,654
Administrative expenses	16,526
Total deductions	239,180
Net increase	1,898,510
Net assets available for benefits:	
Beginning of year	6,118,195
End of year	**$ 8,016,705**

See accompanying notes to financial statements.

Note 1. Plan Description

The following description of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of the Savings Institute Bank and Trust Company (the "Bank" or the "Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

All employees of the Bank who have completed 90 days of service and who have attained 21 years of age are eligible to participate in the Plan.

Contributions

Participants may make salary deferral contributions of up to 100% of earnings subject to Internal Revenue Code limitations. The Bank may make matching contributions for participants that elect to make salary deferral contributions. Currently, the Bank matches 50% of participants' contributions up to 6% of the participants' earnings. In addition, eligible participants may make catch-up contributions in accordance with, and subject to, the limitation of Code Section 414(v). The Bank may also make additional discretionary profit sharing contributions which are allocated among participants in the Plan in proportion to their compensation. Participants may also roll-over amounts representing distributions from other qualified plans.

Vesting

Participants are immediately vested in their salary deferral contributions, employer matching contributions and earnings thereon. The portion of participants' accounts attributable to the Bank's discretionary profit sharing contributions vests as follows:

Years of Service	Vested Percentage
2	25%
3	50%
4	75%
5	100%

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account. Withdrawals may be made under certain other circumstances in accordance with the Plan documents.

Participants' Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's matching and profit sharing contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants' Investment Options

Upon enrollment in the Plan, participants may direct salary deferral contributions and employer matching and profit sharing contributions to selected investments as made available and determined by the Plan Administrator. The Savings Institute Bank and Trust Company's Trust Department ("Trust Department") functions as the Plan's trustee. Participants may change their investment options any time via direct telephone or via intranet access to the Trust Department.

Participants' Loans Receivable

Participants may borrow from their accounts from $1,000 to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. Loans are secured by the vested interest in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. As of December 31, 2009, interest rates on existing loans range from 3.25% to 8.25%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Amounts of participants' forfeited nonvested accounts are first applied to Plan administrative expenses and are then used to reduce the Bank's discretionary profit sharing and matching contributions. For the year ended December 31, 2009, forfeited nonvested accounts amounted to $167.

Plan Amendments

The following Plan amendments were executed and effective immediately:

On September 14, 2009, the Plan was amended to comply with the final regulations published by the Department of Treasury on April 5, 2007 pertaining to the limitations on benefits and contributions within tax-qualified plans under Internal Revenue Code Section 415.

On December 16, 2009, the Plan was amended to increase the number of loans that a participant may have outstanding under the Plan from two loans to five loans.

Note 2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") approved the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative nongovernmental GAAP. The Codification does not change current GAAP but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents were superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification was effective for interim and annual periods ending after September 15, 2009. The Codification did not have an impact on these financial statements.

In May 2009, the FASB issued guidance establishing general standards of accounting for and disclosure of subsequent events, which are events occurring after the year end reporting date but before the date the financial statements are issued or available to be issued. In particular, this guidance requires entities to recognize in the financial statements the effect of all subsequent events that provide additional evidence of conditions that existed at the year end reporting date, including the estimates inherent in the financial preparation process. Entities may not recognize the impact of subsequent events that provide evidence about conditions that did not exist at the year end reporting date but arose after that date. This guidance also requires non-public entities to disclose the date through which subsequent events have been evaluated. The Plan adopted the provisions of this guidance for the year ended December 31, 2009 without effect on the financial statements.

In January 2010, the FASB amended its standards related to the disclosure of fair value measurements to require: (1) separate disclosure of significant amounts transferred in and out of Levels 1 and 2 fair value measurement categories, (2) a reconciliation of activity in the Level 3 fair value measurement category to present separately information relating to purchases, sales, issuances and settlements, (3) greater disaggregation of the assets and liabilities for which fair value measurements are presented and (4) expanded disclosure of the valuation techniques and inputs used to measure assets and liabilities in Levels 2 and 3 fair value measurement categories. The Plan will adopt these amendments effective January 1, 2010, with the exception of the requirement related to the reconciliation of activity in Level 3 fair value measurement category, which is effective for fiscal years beginning after December 15, 2010. The adoption of these amendments is not expected to have a material impact on the Plan's consolidated financial statements. *See Note 8 for more details.*

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in SI Financial Group, Inc. common stock are valued at the closing market price as of the last trade date of the year. Participant loans receivable are valued at amortized cost, which approximates fair value. Interest income is recorded on the accrual basis.

Fair Value Hierarchy

The Plan groups assets and liabilities that are measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant t the fair value of the assets and liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Fees charged for the administration of the Plan by the Trust Department that are in excess of forfeitures, are paid by the Bank. Loan transaction fees and investment fees are charged to participants. For the year ended December 31, 2009, administrative expenses totaled $16,526.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts of reported assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Nature of Business of Sponsor

The Sponsor is a federally-chartered savings bank providing a full range of financial services to individuals, municipalities and businesses through its twenty-one offices located in eastern Connecticut.

Note 3. Investments

The fair value of individual investments representing 5% or more of the Plan's net assets at December 31, 2009 and 2008 are as follows:

	December 31,	
	2009	2008
SI Financial Group, Inc. common stock	$ **1,104,642**	$ 1,079,340
Shares of registered investment companies:		
Fidelity Capital Appreciation	**664,033**	484,193
Davis NY Venture Fund	**651,093**	450,664
Harbor International Fund	**802,980**	514,046
Vanguard Total Bond Index	**-**	311,371
Columbia Acorn Select Z	**547,169**	-
Interest-bearing cash:		
Northern Government Fund	**1,309,676**	1,034,859

During 2009, the Plan's investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Shares of registered investment companies	$ 1,184,695
SI Financial Group, Inc. common stock	(123,770)
Net appreciation in fair value of investments	**$ 1,060,925**

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5. Tax Status

The Internal Revenue Service issued a determination letter on September 10, 2003 stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present federal income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving its determination letter. However, the Plan Administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

In 2009, the Plan adopted accounting guidance regarding the recognition, measurement, presentation and disclosure of uncertain tax positions in the financial statements. Tax positions taken or expected to be taken in the course of preparing the Plan's Annual Return/Report of Employee Benefit Plan, including the position that the Plan qualifies as a qualified exempt plan, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" to be upheld under regulatory review. The adoption of this new guidance did not have a material impact on the Plan's financial statements. The Plan does not have any uncertain tax positions at December 31, 2009 which require disclosure or accrual.

Note 6. Related Party Transactions

SI Financial Group, Inc., the parent holding company of the Bank, is an investment option under the Plan. Therefore, transactions related to SI Financial Group, Inc. qualify as party-in-interest transactions. For the year ended December 31, 2009, the Plan incurred fees totaling $14,908, which represent trustee fees due to the Bank's Trust Department as the Plan's trustee.

Note 7. Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit ratings. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8. Fair Value Measurements

Below is a description of the valuation methodologies used for assets measured at fair value for the year ended December 31, 2009. There have been no changes in the methodologies used at December 31, 2009.

Common stocks: Valued at the closing market price as of the last trade date of the year.

Shares of registered investment companies: Valued at quoted market prices, which represent the net asset value ("NAV") of shares held by the Plan at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value on a recurring basis at December 31, 2009 and 2008.

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies	$ 5,224,796	$ -	$ -	$ 5,224,796
Common stocks	1,104,642	-	-	1,104,642
Participant loans	-	-	373,527	373,527
Total assets at fair value	**$ 6,329,438**	**$ -**	**$ 373,527**	**$ 6,702,965**

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies	$ 3,674,025	$ -	$ -	$ 3,674,025
Common stocks	1,079,340	-	-	1,079,340
Participant loans	-	-	327,977	327,977
Total assets at fair value	**$ 4,753,365**	**$ -**	**$ 327,977**	**$ 5,081,342**

There were no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2009 and 2008.

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009.

	Participant Loans
Balance, beginning of year	$ 327,977
Advances, distributions and principal payments, net	45,550
Balance, end of year	$ 373,527

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Identity of Issuer	Description of Investment	Shares	Fair Value
Fidelity Capital Appreciation	Registered Investment Company	30,986	$ 664,033
Davis NY Venture Fund	Registered Investment Company	20,808	651,093
Harbor International Fund	Registered Investment Company	14,634	802,980
Harbor Bond Fund	Registered Investment Company	31,090	377,434
Vanguard Total Bond Index	Registered Investment Company	34,214	354,121
Vanguard Inflation Protected Securities	Registered Investment Company	21,734	272,763
Vanguard Small Cap Value Index	Registered Investment Company	9,656	126,113
Vanguard Target Retirement Income	Registered Investment Company	1,164	12,328
Vanguard Target Retirement 2010 Fund	Registered Investment Company	6,378	130,910
Vanguard Target Retirement 2015 Fund	Registered Investment Company	5,313	60,107
Vanguard Target Retirement 2020 Fund	Registered Investment Company	2,503	49,986
Vanguard Target Retirement 2025 Fund	Registered Investment Company	26,992	305,607
Vanguard Target Retirement 2030 Fund	Registered Investment Company	9,896	191,126
Vanguard Target Retirement 2035 Fund	Registered Investment Company	10,431	121,240
Vanguard Target Retirement 2040 Fund	Registered Investment Company	4,619	88,017
Vanguard Target Retirement 2045 Fund	Registered Investment Company	5,933	71,335
Vanguard Target Retirement 2050 Fund	Registered Investment Company	1,040	19,896
Columbia Acorn Select Z	Registered Investment Company	23,403	547,169
Perkins Mid-Cap Value Fund	Registered Investment Company	19,118	378,537
SI Financial Group, Inc. Common Stock *	Equity Securities	210,408	1,104,642
Federated US Treasury Cash	Money Market Account	168	168
Northern Government Fund	Money Market Account	1,309,676	1,309,676
First Bankers Trust Services	Cash	3,897	3,897
Participant Loans *	3.25% to 8.25%, maturities through 2014	-	373,527
Net assets held for investment, at fair value			**$ 8,016,705**

There were no investment assets which were both acquired and disposed of during the plan year.

Cost information is not required for participant directed investments.

** Denotes party-in-interest*

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of SI Financial Group, Inc. on Form S-8 (SEC File No. 333-119685) of our report dated June 22, 2010 appearing in this Annual Report on Form 11-K of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan for the year ended December 31, 2009.

Wolf & Company, P.C.

Boston, Massachusetts
June 22, 2010

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882
www.wolfandco.com

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Compensation Committee of the
Savings Institute Bank and Trust Company
Profit Sharing and 401(k) Savings Plan
Willimantic, Connecticut

We have audited the accompanying statements of net assets available for benefits of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
June 22, 2010

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882
www.wolfandco.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 22, 2010

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

/s/ Laurie L. Gervais
Plan Administrator